UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2022

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Attached hereto and incorporated by reference herein is the Registrant’s press release issued on March 31, 2022, as well as a presentation that was posted to its website on March 31, 2022, announcing its financial results for the fourth quarter and year ended December 31, 2021.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on March 31, 2022, titled “Inspira Technologies Releases Q4 & FY2021 Financial Results.”
99.2	Corporate presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: March 31, 2022	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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